

Be the Cause

FIDELITY D&D BANCORP, INC. 2022 ANNUAL REPORT

KATELYN ABRAHAM KELLY ADAMS JOHNATHAN AHBEZ MILLER STEPHANIE ALESIA DEBRA ALIMENTI ENERIA ALMONTE BRENDA ANDES ALICIA ANGELO SABRINA ARMBRUSTER PAUL JOHN ARVAY JAMES ATEN MICHELLE AULD ANGELA BABIO NICHOLAS BADER TRACY BARBER RYAN BARHIGHT LORI BARRETT RACHEL BARROUK ALYSSA BARTOLI ROSA BARTOLUCCI LAURA BEARBY CADE BEKANICH EILEEN BELL DARIA BENEDICT CIERRA BENTON AMANDA BIRCH MARY LYNN BLASI DANA BLOOM JENNIFER BLUMER JILLIAN BOCHNOVICH LISA BOGUMIL PATRICK BOLES MARIA BONIN MATTHEW BONNER ADAM BREGENZER AMBER BREZNA JALEN BRIDGES DEBORA BROWN CONOR BULLARD TIFFANY BURCH GLENN BURGE MARY BURGE DAVID BURGE CYNTHIA CACIOPPO ANTOINETTE CALCO CANIO CANTARELLA CARMEN CAPUTO JOSEPH CARLIN DIANE CARNEY MICHELLE CARR BRYANNE CARUSO ALISON CASTELLINO PAULINA CENNI FELICITY CHEE SHARON CIFUENTES FRANK CIMINO DOMINIQUE CLARK SAMANTHA CLARK SERYNA CLEVELAND KRISTI CLEVELAND SANDY CLYMER JUDITH COMERFORD ANTHONY CONSALVO ELISA COSTANTINO CONNIE COUNTERMAN MICHAEL COURY RONA COVALESKY ROSEMARIE COYNE ADAM CRAHALL SARAH CREWS LAWRENCE CRIMI DEREK CRONAUER LESLY CULKIN PATRICIA CURLEY GEORGE CZAJKOWSKI MARY DAUBERT SCOTT DAVENPORT ANGELO DECESARIS SALVATORE DEFRANCESCO KATHLEEN DELEO MARGARET DERMODY MICHAEL DESARRO CANDACE DEXHEIMER TYLENE DODGE DANIELA DOMINGUES CYNTHIA DOPKO SONYA DOWLING NOELLE DRAGO ALLISON DUFFY DEREK DUNSTONE LORIANN EDWARDS MARYANN ELLEFSEN MADOLYN EMICK VIRGINIA ERNST ROBERT FARRELL WILLIAM FENNIE JOHN FERRETT SHANAY FIGUEROA LORALEE FREEMAN JOANN FULLER LAWLESS CLAUDIA GARCIA CAREY GARVEY ELIZABETH GILGALLON DENISE GIOGAIA RACHEL GOODWIN JOSHUA GORTON AARON GORYL ELIZABETH GRAHAM CONNIE GREENAMOYER JAIME GREENFIELD ELIESE GRELLA JOHN GROCHOWSKI KRISTIN GROW RENEE GRUBE MARGARITA GUERRERO SHAWNA HALLEY LOGAN HANSMAN ALYVIA HARRIS MICHELLE HAUSMANN CASEY HENSHAW ADAM HIGGINS CAROL HILTON THERESA HINTON NEIL HOCKENBERRY DAVID HOFFNER MELINDA HOFFNER CHRISTINA HOLMAN ROBERT HOOPER DENA HUGHES SUSAN HYNDS AMR ISMAIL DELBERT JAMES CHRISTA JENNINGS JILLIAN JEZUIT MARK JOBES CANDICE JOHNSON LINDA JOHNSON DRAGAN JOKIC NICOLE JONES NICOLE JUDGE CLINT KAKALECIK DONNA KANE LINA KANUIK MICHAEL KARPOVICH ALYSSA KAUFFMAN HEATHER KAZINETZ ELIZABETH KELLY SANDRA KENNEDY VIRGINIA KIELAR DOREEN KILLSTROM SARAH KLINE SARAH KNOBLE MARY KONDASH NOELLE KREMPASKY GEETHA KUMAR SUSAN LABAR KELLEY LAIRD MARIANE LANK BRIAR LAURITO MARIA LAWLER DIANE LAYMAN ALYSSA LEHR JODY LEWIS KRISTA LIBERSKI JESSE LICK LISA LILLY BRYAN LOFTUS REBEKKAH LUCAS SUSAN MAE LUCAS ASHLEY LUKIE LAUREN LUONGO ELIZABETH MACARTHUR WILLIAM MALITSCH MICHAEL MARINELLI MARY ANN MARRANCA KATELYN MARTIN KELLI-ANN MARTY COURTNEY MAZZEI TRINITY MCANDREW WILLIAM MCANDREW JASON MCCABE KEVIN MCCORMICK RYAN MCGOWAN CHARONDI MCIVER MICHELLE MCMASTER MARY MCNICHOLS JANIE MCROY CONSTANCE MIHALICK KATHRYNE MILLER LISA MINOR ERIC MONTELLA MICHELE MOON THOMAS MOORE DONNA MUIR SHARON MULLANEY RICHARD MULLEN LIRIKA NASHI RYAN NORK TARYN NORTON CHRISTOPHER OBRIEN TIMOTHY OBRIEN JAMES OBRIEN THOMAS OMALLEY IVAN ORREGO DIANE PACOVICH MICHAEL PACYNA CHRISTOPHER PAGANO ZACHARY PANTEL NICHOLAS PARISE JOHN PASH CHERISSE PEATEN STEPHEN PELLESCHI RHETT PERDEW CARLOS PEREZ GUTIERREZ DAVENE PERRUSO CAROL PETLISKI JOANNE PEZZUTI HANNAH PIERRE JEFFREY PISARCIK ANTOINETTE PORPIGLIA AMANDA POTRZUSKI BREANNA POWERS CARMELLA PRINGLE-KUZDRO NOELLE PRISCO PAULA PROVENZANO KAYLYN QUIRICO JEFFREY RAKE CARLO RAMELAH DEBORAH RATUSZNY MARY REID KAREN RENFER ELLEN RENFER KATHRYN RICHARDS ROBERT RILEY ANNA MARIA RITTLE MELISSA ROBINSON ANYELI RODRIGUEZ KRISTOPHER ROGERS THERESA ROGINSKI SHERRI ROHL KATHY ROSKOS SADIE ROTH MARY ANN ROUSHEY LORI ROWKER ALAN RUDALAVAGE TODD SAAB MELISSA SADAKA MICHELE SANTANIELLO DANIEL SANTANIELLO AVERY SCHIAVONE MICHELE SCHMIDT KEVIN SCOTCH ALLYSON SELIGA KAITLYN SHAVER SHARON SHEPERIS JUSTINE SHERMAN MADISON SICKLER WAYNE SILVIUS KELLEAH SIMONSON MARTIN SKODOCEK DANA SLATER MORGAN SLEDZINSKI CHRIS SLEDZINSKI KATHLEEN SOLSMAN SHIRLEY STEELE KELLY STEINMETZ WILLIAM STEVENS MATTHEW STRONEY REBEKAH TASKER KRISTI THOMAS KATHLEEN TIMLIN HEENA TOLANI JOSEPH TOMKO ASHLEY TOMKO LAURA TORRES NICHOLAS TRAINO DYDYNA TRANGUCH AMY TRENTLY JAMES TRESSLER COLLEEN TUNIS JILL VALENTINI ZOILA VALERIO CHRISTINE VALVANO SCARLET VANNAN MARIA VERA NICOLAS VLACICH ALEXANDER VOLZ EUGENE WALSH ERIN WALSH LACEY WALSH SUSAN WEAVER TYLER WHITMORE JOHN WILLIAMS ADAM WILLIAMS GRACE WINGLER LINDA WISHARD ISABEL WOLK SHEILA WOOD HANNAH WOOLF LYNN WORMUTH GEORGE YAKUBISIN KUN YANG NICOLE YAZINSKI DEBORAH YEARING THOMAS ZABRESKY JOANNE ZARICK ANTHONY ZOLIN

"The time is always right to do what is right."

MARTIN LUTHER KING JR.

MESSAGE TO OUR VALUED SHAREHOLDERS:

The Board of Directors and Fidelity Bankers are very pleased to report that the Company ended the year with net income of $30.0 million, an increase of 25% over 2021, or $5.29 diluted earnings per share of common stock.

Strong growth in loans, deposits, and non-interest income produced exceptional shareholder value generated by the Fidelity Bankers' ongoing commitment to deliver an extraordinary banking experience and to create financial success for all key stakeholders.

Strong and Growing Results

A continued focus on the execution of the Bank's strategic plan for long-term, sustainable shareholder growth has resulted in record financial results. This has increased Fidelity Bank's already strong regulatory capital position and has made it possible to increase dividend payments to shareholders for eight consecutive years.

The acquisition of Landmark Bancorp, Inc. during the third quarter of 2021 generated the successful execution of key strategic initiatives and synergies, resulting in growth in the Company's earning assets and contributing to the growth in net interest income, which increased 17% from $61.8 million for 2021 to $72.3 million for 2022.

Fueling Community Prosperity

As a community bank, Fidelity Bank believes strongly in its purpose– contributing positively to the strength and vitality of the communities it serves. By making meaningful investments, the Bank is able to provide the time, talent, and treasure needed to fuel prosperity.

One of the strongest illustrations of this is the Bank's ability to help fulfill the dream of home ownership. In 2022, Fidelity Bank originated over $165 million in residential mortgage loans, helping to put 590 families into their dream homes. Fidelity Bank remains the number one bank in mortgage lending in Northeastern Pennsylvania. Fidelity Bankers have fully embraced this purpose, consistently providing the knowledge, insight, and capital resources needed to help local businesses grow and to assist individuals and families to build financial security. Additionally, Fidelity Bank Wealth Management's team of bankers continues to expand, providing financial solutions to clients who want to both grow and preserve wealth. In 2022, assets under management increased 8.9% to over $737 million.

To further help communities become sustainable, Fidelity Bankers are encouraged to take leadership roles in the communities served and are provided volunteer time off to serve the community and causes they are passionate about. In 2022, Fidelity Bankers contributed over 4,100 hours of volunteer time to organizations, working to build stronger, healthier communities.

Fidelity Bank's commitment to sustainability also includes over $1.6 million in donations and sponsorships awarded to local non-profits and community groups in 2022 through Fidelity Bank and the Fidelity D & D Charitable Foundation. These contributions are helping to support enriched educational experiences for children and youth as well as addressing food insecurity and other critical needs in local communities.

Expanding Fidelity Bank's Unique Client Experience

With the October opening of a state-of-the-art branch in downtown Bethlehem, PA, Fidelity Bank's unique client experience continues to expand in the Lehigh Valley, providing enhanced service to clients in the greater Bethlehem area.

The client experience will also continue to grow in the heart of downtown Scranton with the upcoming relocation of the Bank's headquarters to the historic Scranton Electric Building. Designed to house over 150 corporate bankers, this acquisition will not only restore one of the city's most architecturally significant buildings, it will also help energize the city with new life and revenue. As part of this transition, Fidelity Bank's flagship office at Dunmore Corners will be transformed into a state-of-the-art branch office, offering updated décor as well as a fresh new experience for both clients and borough residents. Boasting a specialty coffee shop, the renovated building will welcome Dunmore residents to gather and enjoy an unmatched banking experience as well as great coffee!

Anytime, Anywhere Omni-Channel Banking

To further enhance the client experience, the Bank continues to look to the future through a strategic plan that aligns its current delivery system, which focuses on being trusted financial advisors to clients, with an updated digital delivery model offering a seamless omni-channel approach. Launched in October, Fidelity Bank's new digital account opening platform allows both retail and business clients to open a myriad of deposit and lending products online. This quick and easy process puts banking in the hands of clients wherever and whenever they wish to bank. In addition, a new appointment setting tool allows clients and prospects to schedule meetings with the banker of their choice at the location of their choice, for a variety of needs. Also launched in 2022, Fidelity Bank's robust new website features a chat function with AI capabilities, shortening the time clients need to wait for answers to the most common questions.

As Fidelity Bank continues to meet clients' expectations, it will also continue making investments into the tools, technology and education needed to serve clients seamlessly and consistently both in branch and online.

Investing in Our Bankers

The Company remains committed to investing in the professional growth,

ontinued Success

al Reserve continues to
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ng loans as a percentage of total loans maintained at 0.28% – near historical lows.

Management is confident that the Bank's resolve to maintain strong asset quality metrics will continue to protect the Bank and its shareholders while producing results that surpass those of the Bank's peer group.

The Fidelity Bank Board of Directors and Management understand the opportunities and challenges ahead and have positioned the Company to navigate effectively through the current global and regional economic climate. The Bank's balance sheet remains very healthy, capital levels are well above regulatory requirements, and the Fidelity Bank brand stands tall within the marketplace. Every one of the 300 Fidelity Bankers is committed to moving the Bank forward through their expertise and commitment to success. As the business of banking continues to evolve, one thing will remain constant – the Fidelity Bankers' perfect effort toward building sustainable relationships with clients, shareholders, the community, and each other.

Sincerely,

Brian J. Cali,
Chairman of the Board

Daniel J. Santaniello,
President and Chief Executive Officer



FINANCIAL HIGHLIGHTS


Assets
(Dollars in millions)
$2,378
'18 '19 '20 '21 '22


Total Loans & Leases, Net
(Dollars in millions)
$1,549
'18 '19 '20 '21 '22


Deposits
(Dollars in millions)
$2,167
'18 '19 '20 '21 '22


Shareholders' Equity
(Dollars in millions)
$163
'18 '19 '20 '21 '22



(dollars in thousands except per share data)	2022 Amount	2022 % Change	2021 Amount	2021 % Change	2020 Amount
For the Year					
Net Interest Income	$ 72,274	16.9%	$ 61,829	39.9%	$ 44,185
Net Income	$ 30,021	25.0%	$ 24,008	84.2%	$ 13,035
Cash Dividends	$ 7,709	16.7%	$ 6,608	22.9%	$ 5,378
Return on Average Assets	1.25%		1.13%		0.87%
Return on Average Equity	17.37%		12.69%		9.06%
Net Interest Margin	3.28%		3.23%		3.30%
Per Share					
Net Income - Diluted	$ 5.29	18.1%	$ 4.48	58.5%	$ 2.82
Cash Dividends	$ 1.35	9.8%	$ 1.23	7.9%	$ 1.14
Book Value	$ 28.94	-22.8%	$ 37.50	12.0%	$ 33.48
Average Shares Outstanding	5,644,599	6.1%	5,321,687	16.0%	4,586,224
At Year End					
Assets	$ 2,378,372	-1.7%	$ 2,419,104	42.3%	$ 1,699,510
Earning Assets	$ 2,237,699	-1.6%	$ 2,273,652	42.9%	$ 1,590,841
Investment Securities	$ 643,606	-12.9%	$ 738,980	88.3%	$ 392,420
Total Loans & Leases, Net	$ 1,548,662	6.9%	$ 1,449,231	27.7%	$ 1,135,236
Deposits	$ 2,166,913	-0.1%	$ 2,169,865	43.7%	$ 1,509,505
Borrowings	$ 20,559	93.6%	$ 10,620	112.4%	$ 5,000
Shareholders' Equity	$ 162,950	-23.0%	$ 211,729	27.0%	$ 166,670
Shares Outstanding	5,630,794	-0.3%	5,645,687	13.4%	4,977,750
Ratios					
Net Loans to Deposits	71.47%		66.79%		75.21%
Non-performing Assets to Total Assets	0.17%		0.27%		0.39%
Equity to Assets	6.85%		8.75%		9.81%
Tier I Risk-Based Capital	13.27%		13.40%		15.21%
Total Risk-Based Capital	14.35%		14.51%		16.46%



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Products & Services

Consumer Deposit Products

- Start Fresh Checking
- First Step Checking
- Reliance Checking
- Relationship Checking
- Performance Checking
- Platinum Checking
- Money Market Deposit Accounts
- Optimum Choice Savings
- Statement Savings
- Green Team Savings
- Scholar Savings
- IRA Certificates of Deposit (Fixed & Variable Rate)
- IRA Optimum Savings
- Certificates of Deposit
- CDARS/ICS Programs
- Christmas & All Purpose Clubs
- Teen Spending Account

Consumer Loan Products

- Home Equity Lines of Credit
- Home Equity Installment Loans
- Conventional and Jumbo Mortgages
- Construction Mortgages
- FHA/USDA/VA Mortgages
- Auto Loans
- Personal Loans
- Secured Loans
- Preferred Credit Loans

Card Services

- Visa® Consumer Debit Card
- Visa® Business Debit Card
- Visa® Credit Card
- Visa® Business Line of Credit Cards
- American Express® Credit Card
- Card Manager
- Digital Wallet
- MasterCard® Business LOC Debit Card
- MasterCard® HELOC Debit Card

Digital Services

- Mobile Banking
- Mobile Deposit
- Online Banking
- Web Bill Pay
- Electronic Statement Delivery
- Email Alerts & Text Alerts
- Secure Mail
- Online Account Opening
- Telephone Link

Business Deposit Products and Services

- Business Checking
- Basic Business Checking
- Business Relationship Interest Checking
- Business Analysis Checking
- Community First Non-Profit Checking
- Community First Checking
- Estate Checking
- IOLTA Checking
- Fidelity Muni-Choice Checking
- CDARS/ICS Programs
- Savings Accounts
- Certificates of Deposit
- Money Market Deposit Accounts
- Fidelity Bank at Work Program

Business Loan Products

- Commercial Loans
- Equipment Loans
- Lines of Credit
- Municipal Loans
- Community Development Loans
- Commercial/Equipment Leasing
- Commercial Mortgages
- Letters of Credit
- Indirect Lending Program

Special Business Loan Programs

- SBA Loan Programs
- PEDFA Loans
- FHLB – BOB Program
- USDA Loan Programs
- Scranton Industrial Development Company Loan Program
- Tax Incremental Financing Programs
- Pennsylvania Industrial Development Authority

Business Services Cash Management

- Business Online Banking
- Fidelity Mobile Banking for Business
- Mobile Deposit for Business
- Direct Deposit Services
- Merchant Services Credit Card Processing
- Electronic Funds Receivables & Payables
- Positive Pay Fraud Detection
- Valet Banking Courier Service
- Remote Deposit Capture
- Lock Box
- Zero Balance Accounting (ZBA)
- eGiving (electronic donation/tithing)
- Wire Transfer Services
- Business Sweeps
- Business Bill Pay
- Sweep Line of Credit

Investment Services*

- Retirement Planning
- College Planning
- Estate Planning
- Exchange Traded Funds (ETF's)
- Life Insurance
- Fixed and Variable Annuities
- Unit Investment Trusts
- Mutual Funds
- Stocks
- Bonds
- Long Term Care Insurance
- 401(k) Plans (Including Solo 401(k) Plans)
- Profit Sharing Plans
- 403(b) Plans
- SEP-IRA Plans
- SIMPLE IRA Plans

*Not FDIC insured. No Bank Guarantee. May Lose Value.

Trust Services

- Personal Trust
- Charitable Trusts
- Special Needs Trusts
- Revocable & Irrevocable Trusts
- Testamentary Trusts
- Estate Settlement & Services
- Endowments
- Guardianships
- Corporate Trust
- Bond Trustee
- Paying Agent
- Institutional Money Management

Additional Bank Services

- Acceptance of Dunmore Taxes
- Acceptance of Scranton/Lackawanna Taxes
- Acceptance of Elite Revenue Services Delinquent Tax & Levee Payments
- Money Orders & Cashier Checks
- Safe Deposit Box Services
- Acceptance of Lackawanna River Basin Sewer Authority Payments
- Acceptance of Hazleton City Water Authority & Police Fund Payments
- Acceptance of Lower Mount Bethel Sanitation Authority Payments
- Acceptance of Pen Argyl Borough Sewer Authority Payments
- Acceptance of Portland Borough Sewer & Water Authority Payments
- Acceptance of Roseto Borough Sewer Authority Payments

Branch & ATM Locations

Branch Office and ATM Locations

Fidelity Bank has partnered with MoneyPass, a network of over 37,000 nationwide ATM's

NEPA Locations

- Abington Office
  1311 Morgan Hwy.
  Clarks Summit, PA 18411
  570-586-3212
- Back Mountain Office
  2363 Memorial Hwy.
  Dallas, PA 18612
  570-675-3332
  External ATM at Dallas Shopping Center
- Dunmore Office
  101 N. Blakely St.
  Dunmore, PA 18512
  570-342-8281
- Green Ridge Office
  111 Green Ridge St.
  Scranton, PA 18509
  570-342-5532
- Hazleton Office
  383 S. Poplar St.
  Hazleton, PA 18201
  570-501-7001
- Kingston Office
  247 Wyoming Ave.
  Kingston, PA 18704
  570-338-0119
- Moosic Office
  4010 Birney Ave.
  Moosic, PA 18507
  570-504-0789
- Mountain Top Office
  1 S. Mountain Blvd.
  Mountain Top, PA 18707
  570-403-2297
- Peckville Office
  1598 Main St.
  Peckville, PA 18452
  570-483-3300
- Pittston Office
  225 Kennedy Blvd.
  Pittston, PA 18640
  570-908-0103
- Scranton Financial Center
  338 N. Washington Ave.
  Scranton, PA 18503
  570-504-8001
- West Scranton Office
  400 S. Main Ave.
  Scranton, PA 18504
  570-504-8180
- Wyoming Office
  1000 Wyoming Ave.
  Wyoming, PA 18644
  570-609-5800

Lehigh Valley Locations

- Bangor Office
  303 Pennsylvania Ave.
  Bangor, PA 18013
  610-588-0983
  (ATM in the parking lot*)
- Bethlehem Office
  44 E. Broad St.
  Bethlehem, PA 18018
  484-241-4464
- Easton Office
  46 Centre Square
  Easton, PA 18042
  610-253-5117
- Lehigh Valley Corporate Center in Forks
  1250 Braden Blvd.
  Easton, PA 18040
  484-548-6095
- Mount Bethel Office
  2118 Delaware Dr.
  Mount Bethel, PA 18343
  570-897-7650
  (ATM in the parking lot*)
- Nazareth Office
  44 S. Broad St.
  Nazareth, PA 18064
  610-746-5140
- Wind Gap Office
  45 N. Broadway
  Wind Gap, PA 18091
  610-863-0981

ATM Only Locations

- Antonio's Pizza
  45 Luzerne Ave.
  West Pittston, PA 18643
- Ayers Country Market
  1811 Red Barn Village Rd.
  Clarks Summit, PA 18411
- Dallas Shopping Center
  32 Dallas Shopping Center
  Dallas, PA 18612
- Gino Merli Veterans' Center
  401 Penn Ave.
  Scranton, PA 18503
- Hilton Scranton & Conference Center
  100 Adams Ave.
  Scranton, PA 18503
- Joe's Beerman
  1561 Main St.
  Peckville, PA 18452
- LK Hair Shop
  408 Main St.
  White Haven, PA 18661
- Market Street Bar & Grill
  223 W. Market St.
  Scranton, PA 18508
- Mountain Plaza
  1137 Moosic St.
  Scranton, PA 18503
- Scranton Cultural Center
  420 N. Washington Ave.
  Scranton, PA 18503
- TJ Maxx
  400 Oldfield Rd.
  Pittston, PA 18640
- Wilkes-Barre/Scranton International Airport
  100 Terminal Rd.
  Avoca, PA 18641
- Zummo's Café
  916 Marion St.
  Scranton, PA 18509
- Marywood University
  Nazareth Hall,
  McGowen Center, and Learning Commons
  Dunmore, PA 18509

Wealth Management

Personal & Corporate Trust, Estate Administration & Investment Services

101 N. Blakely St.
Dunmore, PA 18512
570-504-2242

252 Sunbury St.
Minersville, PA 17954
570-504-2250

Nicholas Parise
SVP & Director of Wealth Management
570-558-0612

Fidelity Asset Management Services at Fidelity Bank

William P. McAndrew, AIF®
SVP & Wealth Advisor
570-504-2242

Commercial Banking

Timothy O'Brien
Sr. EVP & Chief Business Development Officer
570-504-2230

Michael J. Pacyna
EVP & Chief Lending Officer
570-504-8005

Retail Banking

Michelle J. Carr
SVP, Director of Retail Banking
570-504-8083

Client Care Center

800-388-4380

* Dispense only locations

This Annual Report may contain forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Actual results and trends could differ materially from those set forth in such statements due to various factors. These factors include the possibility that increased demand or prices for the Company's financial services and products may not occur, changing economic, interest rate and competitive conditions, technological developments and other risks and uncertainties, including those detailed in the Company's filings with the Securities and Exchange Commission.

Investor Relations

Fidelity D & D Bancorp, Inc.

101 N. Blakely St.
Dunmore, PA 18512
(570) 342-8281

We are a public company whose stock is traded on The Nasdaq Global Market, under the symbol FDBC.

Transfer Agent and Registrar

Shareholders' Services Provided

- Stock transfer
- Dividend reinvestment plan
- Direct deposit of dividends
- Duplicate mailing notification

Computershare Trust Company, N.A.
P.O. Box 30170
College Station, TX 77842
(877) 282-1168
www.computershare.com

Shareholder/Investor Inquiries

Requests for information or assistance regarding Fidelity D & D Bancorp, Inc. should be directed to John Pash, Investor Relations Officer, at (570) 504-8007 or john.pash@fddbank.com.

Market Makers

The following firms are believed to presently make a market in Fidelity D & D Bancorp, Inc. stock on The Nasdaq Global Market, under the symbol FDBC.

BofA Securities, Inc.
One Bryant Park
New York, NY 10036 USA
(646) 743-2734

Citadel Securities, LLC
131 South Dearborn St., 32nd Fl.
Chicago, IL 60603
(312) 395-2100

Cowen and Company, LLC
599 Lexington Ave., 20th Fl.
New York, NY 10022
(646) 562-1010

D.A. Davidson & Co.
8 Third Street North
Great Falls, MT 59401
(406) 727-4200

G1 Execution Services, LLC
175 W. Jackson Blvd., Ste. 1700
Chicago, IL 60604
(312) 362-0404

Goldman Sachs & Co., LLC
200 West St.
New York, NY 10282
(212) 902-1000

GTS Securities, LLC
545 Madison Ave., 15th Floor
New York, NY 10022
(212) 715-2830

Hovde Group, LLC
1629 Colonial Parkway
Inverness, IL 60067
(847) 991-6622

IMC Financial Markets
233 South Wacker Dr. #4300
Chicago, IL 60606
(312) 244-3300

Janney Montgomery Scott, Inc.
1717 Arch St.
Philadelphia, PA 18103
(215) 665-6000

Keefe, Bruyette & Woods, Inc.
787 7th Ave., 4th & 5th Flrs.
New York, NY 10019
(212) 887-7777

Latour Trading, LLC
377 Broadway, 10th Fl.
New York, NY 10013
(917) 388-8000

Maxim Group, LLC
405 Lexington Ave.
New York, NY 10174
(212) 895-3500

Morgan Stanley & Co., LLC
1585 Broadway
New York, NY 10036
(212) 761-4000

Raymond James & Associates, Inc.
880 Carillon Parkway
St. Petersburg, FL 33716
(727) 567-1000

Stifel, Nicolaus & Company, Inc.
501 North Broadway
St. Louis, MO 63102
(314) 342-2000

StoneX Financial, Inc.
329 Park Avenue North, Ste. 350
Winter Park, FL 32789
(407) 741-5300

Susquehanna Securities
401 City Ave., Ste. 220
Bala Cynwyd, PA 19004
(610) 617-2600

Two Sigma Securities, LLC
101 Avenue of the Americas, 19th Fl.
New York, NY 10013
(212) 625-5700

UBS Securities, LLC
1285 Avenue of the Americas
New York, NY 10019
(203) 719-3000

Virtu Americas, LLC
300 Vesey St.
New York, NY 10282
(646) 682-6000